VERITAS CAPITAL SECURITIES, L.L.C.

(SEC I.D. No. 8-71002)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the Securities Act of 1934 as a PUBLIC DOCUMENT.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71002

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Veritas Capital Securities, L.L.C.__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__9W 57th Street, 31st Floor__
                                        (No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brendan Dillon	212-415-6700	bdillon@veritascapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__RSM US LLP__
                    (Name – if individual, state last, first, and middle name)

4 Times Square, 141 West 42nd Street, 19th Floor	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

9/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Brendan Dillon, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Veritas Capital Securities, L.L.C., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Veritas Capital Securities, L.L.C.
Index
December 31, 2025



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managing Partner of Veritas Capital Securities, L.L.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Veritas Capital Securities, L.L.C. (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2023.

New York, New York
March 26, 2026

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Veritas Capital Securities, L.L.C.
Statement of Financial Condition
As of December 31, 2025

Assets

Cash and Cash Equivalents	$	3,783,623
Prepaid Expenses and Other Assets		134,541
Total Assets		3,918,164

Liabilities and Member's Capital

Accounts Payable and Accrued Expenses		99,762
Due to Affiliate		899,437
Total Liabilities		999,199
Member's Capital		2,918,965
Total Liabilities and Member's Capital	$	3,918,164

The accompanying notes are an integral part of the financial statement.

1. **Organization**

   Veritas Capital Securities, L.L.C. ("Veritas Securities" or the "Company") is a limited liability company established in the state of Delaware on September 20, 2022. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an affiliate of Veritas Capital Fund Management, L.L.C. ("Veritas Capital"), a registered investment advisor with the SEC. Veritas Capital Markets, L.L.C. ("Veritas Capital Markets") is the sole member of Veritas Securities. Veritas Securities is registered to engage as an underwriter or selling group participant (corporate securities other than mutual funds), and to provide investment advisory services on matters including mergers and acquisitions and the private placement of securities ("Regulated Activities").

   The Company's Regulated Activities are exempt as contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 as the Company's Regulated Activities are limited to: receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; and the Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, the Company does not carry accounts of or for customers; and the Company does not carry Proprietary Accounts of Broker-Dealers ("PAB Accounts") (as defined in Rule 15c3-3).

1. **Summary of Significant Accounting Policies**

   Basis of Presentation

   The Company's Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

   The following is a summary of the significant accounting policies of the Company.

   Use of Estimates

   The preparation of the Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ for such estimates, and such differences could be material to the Statement of Financial Condition.

   Cash and Cash Equivalents

   The Company considers all highly liquid investment with original maturities of less than three months when purchased to be cash equivalents. At December 31, 2025, cash and cash equivalents consists of cash in the amount of $2,412,500 and cash equivalents in the amount of $1,371,123. Veritas Securities maintains cash balances in accounts that at

times may exceed the Federal Deposit Insurance Corporation ("FDIC") insured limit. The Company has not experienced any losses in such accounts and does not believe it is exposed to a significant risk of loss.

Amounts Due from Customers and Current Expected Credit Losses

The Company accounts for amounts due from customers net of an allowance for credit losses based on the Company's assessment of the collectability of customer accounts.

As of December 31, 2025, there were no amounts due from customers.

The Company estimates expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at amortized cost, the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. As of December 31, 2025, the Company did not record an allowance for credit losses.

Prepaid Expenses and Other Assets

Prepaid expenses consist of payments made in advance of expense recognition as expenses are recognized when they are incurred. Other Assets consist of amounts held on deposit with FINRA for registration, licensing fees and accrued interest income.

Fair Value of Financial Assets and Liabilities

In accordance with the authoritative guidance on fair value measurements and disclosures under U.S. GAAP, the Company discloses the fair value of its financial assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). The degree of judgment exercised in determining fair value is greatest for The Company financial assets and liabilities categorized in Level 3. The guidance establishes three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Inputs that are unobservable and the determination of fair value require significant management judgment or estimation.

The Company's financial assets and liabilities leveling within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

The following table presents the Company's financial assets carried at fair value as of December 31, 2025, by valuation hierarchy (as defined above).

	Level 1	Level 2	Level 3	Total
Financial Assets				
Cash Equivalents	$ 1,371,123	$ –	$ –	$ 1,371,123
Balance at December 31, 2025	$ 1,371,123	$ –	$ –	$ 1,371,123

The Company's financial assets and liabilities are carried at fair value or amounts approximating fair value. The Company's financial assets also include cash. The carrying value of financial assets and liabilities has been determined to approximate fair value since they are short term in nature.

Income Taxes

No provision for income taxes has been made in the accompanying Statement of Financial Condition. The Company is a single member LLC and a disregarded entity for U.S. tax purposes. Veritas Capital Holdings, L.P. ("Veritas Capital Holdings"), as Veritas Capital Markets sole member, is responsible for reporting the Company's income or losses to the extent required by federal, state, and local income tax laws and regulations, resulting from its indirect ownership interest in the Company through Veritas Capital Markets. Certain state and local tax authorities levy taxes on Veritas Capital Holdings based on its income. The current and prior three tax years generally remain subject to examination by U.S. federal and most state tax authorities.

ASC 740 also provides guidance regarding how certain tax positions should be recognized, measured, presented and disclosed in the Statement of Financial Condition. ASC 740 requires evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether tax positions are "more likely than not" of being sustained by the applicable tax authority. The Company concluded that it does not have any unrecognized tax benefits or any additional tax liabilities for any uncertain

tax positions through December 31, 2025. The current and prior tax years generally remain subject to examination by U.S. federal and most state tax authorities.

2. Contingencies and Indemnifications

Veritas Securities establishes an accrued liability for contingencies only when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be exposure to loss in excess of amounts accrued. No loss contingency is recorded for matters where such losses are either not probable or reasonably estimable (or both) at the time of determination. As of December 31, 2025, there are no loss contingencies recorded in the accompanying Statement of Financial Condition.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

3. Related-Party Transactions

Expense Sharing Agreement

On October 1, 2022, Veritas Securities and Veritas Capital entered into an Administrative Services Agreement (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company reimburses Veritas Capital for a proportional share of salaries and related expenses of personnel employed by Veritas Capital performing services on behalf of Veritas Securities, as well as a proportional share of certain other costs and expenses paid on behalf of Veritas Securities, including office space, use of furniture and equipment in the office, professional fees and other general, administrative and overhead expenses. The parties to the Expense Sharing Agreement agree that Veritas Securities has no obligation to any third party for the services that Veritas Capital provides. Veritas Capital is solely responsible for any amounts owed relating to costs incurred by it in providing services on behalf of Veritas Securities.

Due to Affiliate

As of December 31, 2025, $799,774 is payable to Veritas Capital under the Expense Sharing Arrangement. As of December 31, 2025, Veritas Securities owes an additional $99,662 to Veritas Capital which consists of $99,662 for expenses paid by Veritas Capital on behalf of Veritas Securities. The amounts payable to Veritas Capital are included in Due to Affiliate on the Statement of Financial Condition.

Transaction Fees

As part of its performance obligation to facilitate a transaction, the Company collects transaction proceeds and facilitates payments. As it relates to cash collected on behalf of Veritas Capital, the Company acts as an agent in facilitating payments, and thus records such amounts collected and remitted to Veritas Capital through the Due to Affiliate account. During the year ended December 31, 2025, Veritas Securities collected $15,475,000 of transaction proceeds from an affiliate of Veritas Capital, of which $15,320,250 was remitted to Veritas Capital.

4. Segment Information

Veritas Securities operates a single segment advisory business that offers customers investment advisory services on matters including merger and acquisition and private placement of securities. Veritas Securities' Chief Operating Decision Maker ("CODM") is its Chief Executive Officer, who uses the information provided in the Statement of Operations and the Statement of Financial Condition to evaluate the business and manage the Company. Net income is used predominately in the forecasting process. Additionally, the CODM uses excess net capital, see Note 7, which is not a measure of profit and loss, to make operational decisions such as whether to make investments or return capital to shareholders. The segment's accounting policies are disclosed in Note 2. Total assets presented in the Company's Statement of Financial Condition represents total assets of the Company's single reportable segment.

5. Net Capital Requirements

As a registered broker-dealer, Veritas Securities is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital equal to $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2025, Veritas Securities had net capital of $2,757,002, which was $2,637,002 above its required net capital and its ratio of aggregated indebtedness to net capital was 0.4 to 1.

6. Subsequent Events

The Company evaluated subsequent events or transactions through the date the Statement of Financial Condition was issued. There were no subsequent events that require adjustment to or disclosure in the Statement of Financial Condition.